FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Notice To Stock Exchange
Notice to Stock Exchange
Notice to Stock Exchange
Dr. Reddy’s Q2 FY04 revenue at Rs.5377 million; Net income at Rs.929 million
Signatures

(1)	Notice to Stock Exchange, October 13, 2003.
(2)	Notice to Stock Exchange, Disclosure of Shareholding, October 14, 2003.
(3)	Notice to Stock Exchange, Disclosure of Shareholding, October 21, 2003.
(4)	Press Release, “Dr. Reddy’s Q2 FY04 revenue at Rs.5377 million; Net income at Rs.929 million,” October 28, 2003.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Notice To Stock Exchange

October 13, 2003: The Board of Directors of the Company is scheduled to meet on October 28, 2003 to, inter alia, discuss and take on record the unaudited financial results of the Company for the quarter & half year ended September 30, 2003.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Notice to Stock Exchange

Sub: Disclosure of Shareholding

October 14, 2003: Pursuant to Sub Regulation (3) of Regulation 7 of the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997, we hereby intimate you that Fidelity Investments has sold 219,179 shares of the Company.

Fidelity Investments has informed the Company vide its letter dated September 30, 2003 that their shareholding in the Company together with the ADRs is 3,618,648 which is 4.73% of the paid up capital of the Company.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Notice to Stock Exchange

Sub: Disclosure of Shareholding

October 21, 2003: Pursuant to Sub Regulation (3) of Regulation 7 of the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997, we hereby intimate you that Fidelity Investments has acquired 169,900 shares in the Company which taken together with the shares and voting rights held by it, would entitle it to more than 5% shares or voting rights in the Company.

Fidelity Investments has informed the Company vide its letter dated October 15, 2003 that their shareholding in the Company taken together with the ADRs is 3,962,448 which is equivalent to 5.18% of the paid up capital of the Company.

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s Q2 FY04 revenue at Rs.5377 million;
Net income at Rs.929 million

Hyderabad, India, October 28, 2003: Dr. Reddy’s Laboratories Ltd. today announced its unaudited financial results for the quarter ended September 30, 2003.

Notes

1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Unaudited US GAAP Financials for the quarter ended September 30, 2003

All figures in millions, except EPS

All dollar figures based on convenience translation rate of 1USD = Rs 45.78
UNAUDITED INCOME STATEMENT

	Q2 FY04			Q2 FY03

Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %

Total Revenues	117	5,377	100	108	4,928	100	9
Cost of revenues	54	2,454	46	50	2,286	46	7
Gross profit	64	2,923	54	58	2,642	54	11
Selling, General & Administrative Expenses	32	1,471	27	27	1,233	25	19
R&D Expenses	11	490	9	8	380	8	29

	Q2 FY04			Q2 FY03

Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %

Amortization Expenses	2	95	2	2	94	2	2
Forex loss/ (gains)	(2)	(97)	(2)	1	36	1	NA
Total operating expenses	43	1,960	36	38	1,743	35	12
Operating income	21	962	18	20	899	18	7
Equity in loss of affiliates	0	13	0	1	39	1	(66)
Other expenses/(income) net	(4)	(169)	(3)	(5)	(242)	(5)	(30)
Income before income taxes	24	1,118	21	24	1,102	22	1
Income tax (benefit)/expense	4	190	4	4	172	3	10
Minority interest	0	0	0	0.1	4	0.1	(100)
Net income	20	929	17	20	926	19	0.3
DEPS	0.27	12.14		0.26	12.10

Key highlights

°	Revenues at Rs 5.4 billion as against Rs 4.9 billion in Q2FY03; YoY growth of 9%

°	Net Income at Rs. 929 million this quarter as against 926 million in the same quarter of previous fiscal

°	Revenues outside India at Rs 3.2 billion as against Rs 3 billion in Q2 FY03; YoY growth of 9%.

°	Revenues in Europe at Rs 816 million as against Rs 299 million in Q2 FY03; YoY growth of 173%. This growth has been driven primarily by the launch of Ramipril in Europe API segment and performance of generic omeprazole in UK.

°	Revenues from the US generics segment increased by 14% to Rs 993 million as against Rs 868 million in Q2 FY03, driven by the performance of fluoxetine and ibuprofen.

° Driven by a sharp focus on key brands in the Indian formulations segment, the top 10 brands, with the exception of Ciprolet, collectively grew by 22% over Q2 FY03.

°	Gross profit for the quarter increased by 11%, driven by the product and market mix; Gross profit margins remain consistent at about 54% of total revenues.

Generics

°	Revenues in this segment at Rs 1.2 billion as against Rs 1 billion in Q2FY03; YoY growth of 22%, driven by the performance of our key products.

°	North America contributed 80% to the total revenues while Europe contributed the balance.

°	Fluoxetine capsules 40mg revenues in North America at Rs 502 million as against Rs 309 million in Q2 FY 03.

°	Tizanidine tablets 2 & 4 mg contributed Rs 212 million to the revenues in North America as against Rs 337 million in Q2 FY03. Tizanidine was launched in Q2 FY03.

°	Ibuprofen, launched in the US in January 2003, contributed Rs 51 million to the revenues.

°	Revenues in Europe at Rs 244 million as against Rs 146 million in Q2 FY03, representing a growth of 67%. This growth was primarily driven by the performance of omeprazole, which contributed Rs 89 million in revenues. Omeprazole was launched in UK in Q3 FY03.

°	New product launches include nefazodone in the US and simvastatin in UK.

°	During the quarter, the Company filed 4 ANDAs including 3 Para IV certifications, taking the total ANDAs pending at the USFDA to 27.

Active Pharmaceutical Ingredients (APIs)

°	Revenues at Rs 2 billion as against Rs 1.7 billion in Q2 FY03, a YoY increase of 16%, driven by the growth in Europe and India.

°	Revenues outside India at Rs 1.4 billion as against Rs 1.2 billion in Q2 FY03, a YoY increase of 9%.

°	Revenues from Europe increased to Rs 526 million as against Rs 122 million in Q2 FY03. This increase was driven by the launch of Ramipril, which contributed Rs 380 million in revenues.

°	Revenues in India increased by 33% to Rs 660 million driven by volume growth in our key products.

°	Revenues from North America declined to Rs 432 million as against Rs 692 million in Q2 FY03. This decline was primarily on account of decline in revenues from Nizatidine.

° The Company filed 1 US DMF during the quarter, taking the total filings to 44.

Branded Formulations - International

°	Revenues at Rs 576 million, a decrease of 15% over Q2 FY03. This decline was primarily on account of the decline in revenues from Russia.

°	On account of the longer customs clearance process in Russia, the delivery of products to the customer was delayed, resulting in lower revenues. However we believe that this will get evened out in the coming quarter.

Branded Formulations - India

°	Revenues at Rs 1.4 billion as against Rs 1.3 billion in Q2 FY03, an increase of 4%.

°	Driven by a sharp focus on our key brands, the top 10 brands with the exception of Ciprolet, collectively grew by 22% over Q2 FY03. This was however offset by the decline in revenues from our brands of Ciprolet and Becelac and discontinuation of certain brands as a part of our brand rationalization exercise.

°	As per September ORG MARG, the Company grew at a MAT of 4.1% compared with industry average growth rate of 4.5%.

Other Businesses

°	Revenues in the critical care & biotechnology segment at Rs 89 million as against Rs 113 million in Q2 FY03. The decline has been primarily on account of the closure of diagnostic operations in Q1 FY04.

°	Revenues in the Custom Chemical Services segment at Rs 28 million as against Rs 17 million in Q2 FY03.

Income Statement highlights

°	Driven by the change in product and market mix, Gross profit for the quarter increased 11% over Q2 FY03 to Rs 2.9 billion. Gross profit margins remained consistent at about 54% of total revenues.

°	R&D expenditure at Rs 490 million as against Rs 380 million in Q2FY03. As a %, R&D expenditure is at 9.1% of total revenues as against 7.7% in Q2 FY03. The increase in R&D expenditure is primarily on account of increase in the number of projects in the areas of Generics and Specialty and higher development activity in APIs.

°	Selling, General & Administration (SG&A) expenses at Rs 1.5 billion as against Rs 1.2 billion in Q2 FY03. As a %, SG&A expenses are at 27% of total revenues as against 25%

in Q2 FY03. As in the earlier quarters, legal & consultancy charges and personnel costs remain a significant factor in SG&A spending.

General information

The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:

•	Unaudited financial results for the quarter ended September 30, 2003 as required under Clause 41 of the listing agreement.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

— end —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: November 6, 2003	By:	/s/ V. Viswanath

(Signature)*

V. Viswanath
Company Secretary

*Print the name and title of the signing officer under his signature.